October 27, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Ravitz
J. Nolan McWilliams

Re:	USAA Acceptance, LLC
Registration Statement on Form S-3
Filed April 24, 2009
File No. 333-15874

Ladies and Gentlemen:

     On behalf of USAA Acceptance, LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on October 30, 2009 or as soon as thereafter practicable.

     The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

USAA ACCEPTANCE, LLC

By: /s/ Michael J. Broker
Name: Michael J. Broker
Title: Vice President and Secretary